UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2010

Commission File Number:  1-1225

WYETH UNION SAVINGS PLAN
(Full title of the Plan)

Pfizer Inc.
(Name of Issuer of the securities held pursuant to the Plan)

235 East 42nd Street
New York, New York 10017
(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

	By:	/s/ Neal Masia
Neal Masia
Member of the Savings Plan Committee

Date: June 27, 2011

WYETH UNION SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2010 AND 2009

AND

FOR THE YEAR ENDED DECEMBER 31, 2010

EMPLOYER IDENTIFICATION NUMBER - 13-5315170

PLAN NUMBER – 017

WYETH UNION SAVINGS PLAN
DECEMBER 31, 2010 AND 2009

INDEX

Page

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits
as of December 31, 2010 and 2009	1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2010	2

Notes to Financial Statements	3 - 15

Supplemental Schedule:*

Schedule H, line 4i - Schedule of Assets (Held At End of Year)
December 31, 2010	16 - 17

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	18

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Wyeth Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 27, 2011

Wyeth Union Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2010 and 2009

	December 31,
	2010	2009
Assets:
Investments, at fair value	$63,469,212	$32,890,691
Investment in Master Trust, at fair value	-	27,070,835
Total investments	63,469,212	59,961,526

Receivables:
Employer contributions	21,302	17,934
Participant contributions	66,013	68,216
Notes receivable from participants	1,757,900	1,986,662
Total receivables	1,845,215	2,072,812

Net assets available for plan benefits, at fair value	65,314,427	62,034,338

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,045,169)	(289,680)

Net Assets available for plan benefits	$64,269,258	$61,744,658

See accompanying notes to financial statements.

Wyeth Union Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,346,299
Net investment gain in Master Trust	551,561
Interest	124,785
Dividends	298,926
Total investment income	5,321,571

Contributions:
Employer	1,213,851
Participant	3,824,113
Rollovers into Plan	339,894
Total contributions	5,377,858

Total additions	10,699,429

Deductions from net assets attributed to:
Benefits paid to participants	8,172,158
Administrative expenses	2,671
Total deductions	8,174,829

Increase in net assets	2,524,600

Net assets available for plan benefits
Beginning of year	61,744,658
End of year	$64,269,258

See accompanying notes to financial statements.

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Union Savings Plan (“the Plan”) only provides general information.  Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

On October 15, 2009, Pfizer Inc. (“the Company”) acquired all of the outstanding equity of Wyeth.  In connection with the acquisition, the Company adopted and assumed sponsorship of the Plan effective October 15, 2009.

The Plan, a defined contribution profit sharing plan of legacy Wyeth, is a voluntary savings plan available to all eligible employees, as defined.  Employees become eligible to participate after they have completed one month of regular employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code of 1986 as amended (“the Code”).

Employee Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined.  Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan.  Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Employer Contributions

In accordance with negotiated union agreements, legacy Wyeth began matching contributions as follows: effective January 1, 2008, for the Rouses Point, New York and Fort Dodge, Iowa unions and effective April 1, 2008 for the Pearl River, New York union.  The Company contributes an amount equal to 50% of the first 6% of the participant’s covered compensation.  Participants direct the investment of their Company contributions into various investment options offered by the Plan.

Rollovers into Plan

Participants may elect to roll over one or more account balances from qualified plans as well as from the Wyeth Coordinated Bargaining Retirement Plan into the Plan.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings (losses) thereon.  A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined.  If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings (losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier.  If an employee’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2010, forfeitures of $19,000 were used to offset legacy Wyeth matching contributions.  As of December 31, 2010 and 2009, the amount of forfeitures available to offset future Company matching contributions totaled $6,809 and $10,512, respectively.

Distributions

Participants may withdraw all or any portion of their after-tax contributions.  Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 ½ or for financial hardship, as defined before that age.  Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the plan administrator.   Participants are limited to one hardship withdrawal in any calendar year, provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways:  lump-sum or a 50% joint and survivor annuity (subject to limits imposed by the Internal Revenue Code).

Annuity payments and monthly payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70 ½ years of age.  Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Administrative Costs

Costs and expenses of administering the Plan are generally paid by the Company or the Plan. Certain investment expenses are deducted from the applicable investment funds.  Participants are charged for loan application and maintenance fees.

Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000.  Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances.  Each loan is collateralized by the borrower’s vested interest in their account balance.  All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years.  Defaults on participants’ loans during the year are treated as distributions and are fully taxable to the participants.  The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Investments in collective trust funds that include fully benefit-responsive investment contracts are presented at fair value in the statements of net assets available for plan benefits, and the amount representing the difference between fair value and contract value of these investments is also presented on the face of the statements of net assets available for plan benefits.  The statement of changes in net assets available for benefit plans is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan.  Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings (losses) and Company contributions, and such accounts are charged with certain investment fees, depending on investment options.  Allocations are based on earnings (losses) or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain amounts have been reclassified in the prior year in order to conform to current year presentation.

Investment Valuation and Income Recognition

Investments in common stocks are valued on quoted market value as of the last business day of the year.  Investments in mutual funds are valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Investments in common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets.   Interest bearing cash is valued at cost which approximates fair value.

Net appreciation in the fair value of investments consists of the realized gains or losses and the change in unrealized appreciation on those investments.  Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2010	2009
Investments at fair value as determined by
reported net asset value or quoted market price

Mutual funds	$34,166,394	$31,684,780
Collective trust funds	-	1,496,662
Common stock	1,407,161	1,149,663

Investments at estimated fair value

Investment contracts	-	21,248,750
Stable value fund	27,895,657	-

Investments at cost

Interest bearing cash	-	4,381,671

Total investments, at fair value	$63,469,212	$59,961,526

Adoption of New Accounting Standard

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06 which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures which are required in 2011.  The adoption in 2010 did not materially affect and the future adoption is not expected to materially affect the Plan’s financial statements.

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Notes Receivable from Participants

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans.  That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The Plan has adopted this new guidance in its December 31, 2010 financial statements and has reported participant loans of $1,757,900 and $1,986,662 at December 31, 2010 and 2009, respectively, as notes receivable from participants.  Net assets of the Plan were not affected by the adoption of this new guidance.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

NOTE 3 – INVESTMENT IN MASTER TRUST

On August 28, 2008, legacy Wyeth entered into an agreement with Mercer Trust Company (“MTC”) to create a Master Trust for the Interest Income Funds (“Fund(s)”) of the Plan and another Company sponsored savings plan.  MTC maintained the assets of the Master Trust.  Effective September 30, 2010, the Master Trust was terminated.

Each participating Fund had an undivided interest in the Master Trust.  At December 31, 2009, approximately 3.50% of the net assets of the Master Trust was allocated to the Plan’s Fund.  Fund asset balances, investment income and administrative expenses relating to the Master Trust were allocated to the individual plans’ Fund based upon average monthly balances invested by each plans’ Fund.

The following table presents the net assets of the Master Trust.

	December 31, 2010	December 31, 2009

Investments, at fair value:
Interest bearing cash	$-	$123,572,982
Synthetic guaranteed investment contracts	-	448,514,239
Guaranteed investment contracts	-	158,541,133
Collective trust	-	42,758,121
Total net assets	$-	$773,386,475
Fund’s interest in net assets of the Master Trust	$-	$27,070,835

Net investment gain for the Master Trust is as follows:

Year Ended December 31, 2010

Net investment gain in Master Trust:
Interest bearing cash	$103,360
Synthetic guaranteed investment contracts	11,123,767
Guaranteed investment contracts	4,193,123
Collective trust funds	207,846
Net investment gain	$15,628,096
Fund’s allocation of net investment gain	$551,561

NOTE 4 – INVESTMENT CONTRACTS

The Plan’s Fund in the Master Trust primarily invested in two types of investment contracts -guaranteed investment contracts (“GICs”) and synthetic GICs (“Wrappers”), both issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the issuer. The fair value of the guaranteed investment contracts was $5,549,413 at December 31, 2009.  The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).  The interest crediting rates of traditional GICs remain fixed for the life of the contract.

A synthetic GIC is an investment contract issued by financial institutions backed by units of commingled bond funds that are owned directly by the Fund. These assets underlying the wrap contract are maintained separately from the contract issuer’s general assets by a third party custodian. The fair value of the underlying assets was $15,699,337 at December 31, 2009.  The wrapper contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying investments, through adjustments to the future interest crediting rate. The crediting rates on synthetic GICs typically reset on a quarterly basis. The issuer guarantees that all qualified participant withdrawals will occur at contract value.  The fair value of the wrapper contracts was $26,656 at December 31, 2009.

Primary variables impacting future crediting rates of the Wrappers include:

-	current yield of the assets within the wrap contract
-	duration of the assets covered by the wrap contract
-	existing difference between the market value and contract value of the assets within the wrap contract

Fully benefit-responsive investment contracts, including guaranteed investment contracts and wrap (synthetic) contracts are agreements with banks, insurance companies and other financial institutions that are designed to help preserve principal and provide a stable crediting rate.  These contracts are fully benefit-responsive and provide that a benefit plan participant-initiated withdrawals, permitted under a participating plan, will be paid at contract value.  In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  While each contract issuer specifies the events that may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to the Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participating plans; and (vii) the delivery by the plan sponsor of any communication to plan participants designed to influence a participant not to invest in the Fund.  At this time, the Fund does not believe that the occurrence of any such market value event which would limit the Fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  Wrapper contracts generally are evergreen contracts (no specific maturity date) that contain termination provisions.  Wrapper agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrapper contract if the book value or the market value of the contract equals zero.  The issuer is not excused from paying the excess contract value when the market value equals zero.  Wrapper contracts that permit the issuer to terminate at market value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below.  In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrapper contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination.  Also, wrapper contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrapper issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

NOTE 5 – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (“ASC”) Section 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to unobservable inputs (i.e., Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quotes prices that are observable for the asset or liability, and/or
●	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified or contractual term (e.g., traditional guaranteed investment contract), the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level assigned to the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan uses the following valuation methods for determining fair value in accordance with FASB ASC 820.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.

Traditional guaranteed investment contracts – Valued at fair value by discounting each GIC’s related cash flows based on swap curve rates in effect as of the measurement date, with the maturity of the swap curve rate matched to each underlying GIC cash flow.

Synthetic guaranteed investment contracts – The underlying investments of the Plan’s synthetic GICs are of two types – an institutional mutual fund, and a commingled bond portfolio.  The institutional mutual fund is valued at the quoted NAV as of the measurement date, while the underlying fixed income investments of the commingled bond portfolio are valued by the custodian, utilizing prices provided by third party pricing sources that incorporate inputs such as reported trades, broker/dealer quotes, benchmark yields, issuer spreads and bid/offer data.

Money market funds and collective trust funds – Valued at NAV, i.e. the price at which investors may enter and exit the funds on a daily basis, with no restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the FASB ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stock	$1,407,161	$-	$-	$1,407,161
Mutual funds:
Growth & income funds	21,902,381	-	-	21,902,381
Lifecycle funds	4,594,568	-	-	4,594,568
Bond funds	4,149,557	-	-	4,149,557
International funds	2,758,140	-	-	2,758,140
Growth funds	666,497	-	-	666,497
Value funds	95,251	-	-	95,251
Total mutual funds	34,166,394	-	-	34,166,394
Common/collective trust:
Managed income fund	-	27,895,657	-	27,895,657

Total investments at fair value	$35,573,555	$27,895,657	$-	$63,469,212

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common stock	$1,149,663	$-	$-	$1,149,663
Mutual funds:
Growth & income funds	24,857,244	-	-	24,857,244
Lifecycle funds	3,802,797	-	-	3,802,797
International funds	2,415,849	-	-	2,415,849
Growth funds	520,671	-	-	520,671
Value funds	88,219	-	-	88,219
Total mutual funds	31,684,780	-	-	31,684,780
Guaranteed investment contracts	-	5,549,413	-	5,549,413
Synthetic investment contracts:
Investment contracts	-	15,672,681	-	15,672,681
Wrapper contracts	-	26,656	-	26,656
	-	15,699,337	-	15,699,337
Collective trust funds:
Managed income fund	-	1,496,662	-	1,496,662

Money market fund	4,381,671	-	-	4,381,671

Total investments at fair value	$37,216,114	$22,745,412	$-	$59,961,526

NOTE 6 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of seventeen investment funds offered by the Plan and transfer amounts between these funds at any time during the year.  Investment elections must be made in multiples of 1%.  Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The seventeen investment options are as follows effective October 1, 2010:

Blackrock Core Bond Fund
Northern Trust Russell 2000 Small Cap Index Fund
Northern Trust S&P 500 Equity Index Fund
Pfizer Inc. Company Stock Fund
T. Rowe Price Stable Value Fund
Fidelity Low Price Stock Fund
Fidelity Large Cap Growth Fund
Fidelity Mid Cap Stock Fund
T. Rowe Price Small Cap Stock Fund
Blackrock Lifepath Retirement Fund
Blackrock Lifepath 2020 Fund
Blackrock Lifepath 2030 Fund
Blackrock Lifepath 2040 Fund
Blackrock US TIPS Index Fund
Dodge & Cox International Fund
Eaton Vance Special Large Cap Fund
Oppenheimer Developing Markets Fund

The twenty-five investment options were as follows through September 30, 2010:

Interest Income Fund
Pfizer Common Stock Fund
Fidelity Magellan Fund
Fidelity Balanced Fund.
Fidelity International Discovery Fund
Fidelity Spartan U.S. Equity Index Fund
Fidelity Low-Priced Stock Fund
Invesco Value II Fund Class A
PIMCO Total Return
Fidelity High Income Fund
Fidelity New Markets Income Fund
Oppenheimer Developing Markets Fund Class A
Fidelity Real Estate Investment Fund
Fidelity Capital Appreciation Fund
RS Partners Fund
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom 2045 Fund
Fidelity Freedom 2050 Fund

NOTE 7 – MANAGEMENT OF THE PLAN

The Plan is administered by the Savings Plan Committee of Pfizer Inc., which was appointed by the Board of Directors of the Company. The investment fiduciary function is also governed by the Savings Plan Committee.  Effective October 1, 2010, the Northern Trust Company (“Northern Trust”) was appointed the Plan’s trustee and is a party-in-interest to the Plan.  Prior to this date, MTC was the Plan’s trustee.

NOTE 8 – FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated February 20, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Tax Division and Company’s counsel have confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2007.

NOTE 9 – RELATED-PARTY TRANSACTIONS

Northern Trust is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company.  The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

NOTE 10 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate or discontinue employee contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 11 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2010 and 2009 were as follows:

	2010	2009

T. Rowe Price Stable Fund	$27,895,657	$-
Northern Trust S&P 500 Equity Index Fund	19,918,958	-
Blackrock Core Bond Fund	4,084,407	-
Investment in Master Trust		27,070,835
Fidelity Spartan U.S. Equity Index Fund		14,895,871
Fidelity Balanced Fund		7,198,371

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,346,299 as follows:

Mutual funds	$4,375,062
Common stock	(28,763)

Total	$4,346,299

NOTE 12 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2009 and expected to be filed for 2010.

	2010	2009

Net assets available for plan benefits per the financial statements	$64,269,258	$61,744,658

Adjustment from contract value to fair value for fully benefit responsive investment contracts	1,045,169	289,680

Net assets available for plan benefits per the Form 5500	$65,314,427	$62,034,338

The following is a reconciliation of total investment income per the financial statements to the Form 5500 for the year ended December 31, 2010:

2010

Total investment income per the financial statements	$5,321,571

Adjustment from contract value to fair value for fully benefit responsive investment contracts	755,489

Total investment income per the Form 5500	$6,077,060

Schedule I

Wyeth Union Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
Employer Identification Number – 13-5315170
Plan Number – 017

Identity of Issuer	Description of Investment	Cost**	Current Value

Blackrock Fund Advisors	LifePath Retirement Portfolio
	39,849 shares		$405,600

Blackrock Fund Advisors	LifePath 2020 Portfolio
	146,054 shares		1,534,880

Blackrock Fund Advisors	LifePath 2030 Portfolio
	168,793 shares		1,805,714

Blackrock Fund Advisors	LifePath 2040 Portfolio
	78,310 shares		848,374

Blackrock Institutional Trust	Core Bond Fund
	414,393 shares		4,084,407

Blackrock Fund Advisors	TIPS Index Fund
	6,768 shares		65,150

Dodge and Cox	International Fund
	177,543 shares		1,912,633

Eaton Vance	Large Cap Value Fund
	8,668 shares		95,251

Fidelity Management Trust Company	Large Cap Growth Fund
	44,481 shares		495,276

Fidelity Management Trust Company	Low Price Stock Fund
	2,5182 shares		278,763

Fidelity Management Trust Company	Mid Cap Stock Fund
	14,957 shares		171,220

Northern Trust Global Investments*	S&P 500 Equity Index Fund
	1,800,630 shares		19,918,958

Northern Trust Global Investments*	Russell 2000 Small Cap Index Fund
	147,394 shares		1,704,408

Schedule 1

Wyeth Union Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
Employer Identification Number – 13-5315170
Plan Number – 017

Identity of Issuer	Description of Investment	Cost**	Current Value

Pfizer Inc.*	Common Stock
	138,436 shares		1,407,161

T. Rowe Price Associates, Inc.	Small Cap Stock
	26 shares		252

T. Rowe Price Trust Company	Stable Value Fund
	2,661,724 shares		27,895,657

OppenheimerFunds, Inc.	Developing Market Fund
	77,677 shares		845,508

Total investments			63,469,212

Notes receivable from participants			1,757,900

Total			$65,227,112

*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.
See accompanying report of independent registered public accounting firm.

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